

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

Ms. Melanie Wenk
Chief Financial Officer
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614-6404

    Re: **WNC Housing Tax Credit Fund II, L.P.**
          Form 10-K
          Filed June 29, 2010
          File No. 0-20057

Dear Ms. Wenk:

    We have completed our review of your filing and do not have any further comments at this time.

          Sincerely,

          Daniel L. Gordon
          Branch Chief